Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile Teams With Consort Digital In India To Offer Leading

Push-to-Talk Over Cellular Application On SD7 Handset

VANCOUVER, BC / ACCESSWIRE / October 2, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA)(Nasdaq:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that Consort Digital PTE Ltd. (“Consort Digital”), a leading provider of mission critical communications solutions, will offer its MCX ONE Push-to-Talk application on Siyata’s SD7 handset.

Headquartered in India, Consort Digital is involved in the design, research and development, and deployment of solutions based on OPEN standards such as TETRA, DMR, and MCX over LTE 4G and 5G. Consort Digital provides solutions for market segments such as mass transit, transportation, public safety, and industries among others.

Consort Digital and Siyata have already begun pursuing business together by responding to large-scale procurement opportunities with Consort Digital’s Push-to-Talk application, and Siyata’s SD7 handset.

Marc Seelenfreund, CEO of Siyata, stated, “With the integration of Consort Digital’s Push-to-Talk solution to now work with our Siyata SD7 handset, we are pleased to provide our SD7 handsets as a platform for their Push-to-Talk solution for first responders and enterprise customers in India and in other countries where Consort Digital operates. We continue to expand our ecosystem of PTT application partners to increase sales opportunities and grow our business.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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